FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2005

                       Taro Pharmaceutical Industries Ltd.

                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                 Yes....... No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

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         Taro Reports 4th Quarter and Full Year 2004 Results


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--Feb. 24, 2005--Taro
Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) today reported fourth quarter and full year results for 2004.

    Fourth Quarter 2004 Results

    Taro's fourth quarter sales were $77.7 million, compared with $88.6 million for the fourth quarter of 2003. Gross profit for the quarter was $42.3 million, compared with $62.1 million for the fourth quarter of 2003.
    Selling, general and administrative ("SGA") expenses were $29.0 million, compared with $32.1 million for the year-ago quarter. R&D expenses were $9.2 million, compared with $11.1 million for the fourth quarter of 2003.
    Net income for the quarter was $4.8 million, or $0.16 per diluted share, compared with $16.6 million, or $0.56 per diluted share, for the fourth quarter of 2003.
    Sales in the United States continued to increase sequentially in the fourth quarter compared with the third and second quarters of 2004. Gross margin in the fourth quarter was affected by higher unit costs as the Company decreased production in line with the inventory reduction program initiated in the third quarter, and by price erosion, which is inherent in the generic pharmaceutical industry. Cost of goods was increased by several additional factors, including the decrease in value of the U.S. dollar, the cost of transferring production from the Company's Long Island, NY facility to its Toronto facility, and costs related to a reduction in manufacturing personnel.
    The decrease in SGA expenses compared with the year-ago quarter and the third quarter of 2004 primarily reflects the cost reduction measures implemented by Taro in 2004. The decrease in net income compared with the year-ago quarter primarily results from the decrease in revenues, the increase in unit costs, changes in product mix, and price erosion.

    Full Year 2004 Results

    Taro's sales were $284.1 million for the year ended December 31, 2004, compared with sales of $315.5 million for 2003. Gross profit for 2004 was $164.7 million, compared with $213.0 million for 2003.
    SGA expenses for the year were $123.4 million, compared with $97.7 million for 2003. R&D expenses were $41.9 million, compared with $40.6 million for 2003.
    Net income for 2004 was $11.1 million, or $0.37 per diluted share, compared with $61.2 million, or $2.06 per diluted share, for 2003.
    "Taro's performance in the second half improved compared to the first half of the year. Beginning in the first half of the year, Taro experienced an unexpected shortfall in U.S. sales at a time when the Company was undertaking a major initiative in the marketing of proprietary consumer products. These factors, combined with our continuing commitment to research, led to the decline in profits," said Barrie Levitt, M.D., Chairman of the Company. "Nevertheless, the improvement we witnessed in the second half came primarily from the corrective actions we took. Long-term, we continue to focus on the Company's prescription pharmaceutical business. We believe that our research and marketing initiatives, combined with our cost reduction measures, will return Taro to meaningful, sustainable and profitable growth."
    Prescriptions for Taro products grew more than 19 percent in the United States in 2004, according to industry sources.

    Balance Sheet

    At December 31, 2004, Taro's total assets were $695.0 million, an increase of $78.5 million, compared with $616.5 million at December 31, 2003. Included in Deferred Taxes and Other Assets is the value of the Company's product acquisitions. Total liabilities were $326.2 million, an increase of $58.8 million, compared with $267.4 million at the end of 2003.
    Shareholders' equity was $368.1 million at December 31, 2004, an increase of $20.7 million, compared with $347.4 million at the end of 2003.

    Proprietary Research

    T2000 is the first compound in a group of long-acting, non-sedating barbiturates under development at Taro. The Company is refining the study design for its Canadian Phase III trial of T2000 in essential tremor. There can be no assurance that T2000, or any members of its class, will be successful in any current or future clinical trials, or will be commercialized for any indication.

    4th Quarter FDA Approvals and Generic Elocon(R) Supply Agreement

    In the fourth quarter, Taro received final Abbreviated New Drug Application ("ANDA") approvals for five topical products: betamethasone dipropionate ointment (augmented), 0.05%, a generic version of Schering-Plough's Diprolene(R) ointment; halobetasol propionate ointment, 0.05%, a generic version of Bristol-Myers Squibb's Ultravate(R) ointment; hydrocortisone butyrate ointment, 0.1%, a generic version of Ferndale Laboratories' Locoid(R) ointment; and, mometasone furoate ointment, 0.1% and mometasone furoate cream, 0.1%, generic versions of Schering-Plough's Elocon(R) ointment and cream, respectively.
    In December 2004, Taro entered into a supply agreement with Agis Industries (1983) Ltd. ("Agis") regarding the generic Elocon(R) cream product. As part of the agreement with Taro, Agis relinquished its right to 180-day generic exclusivity, permitting the FDA to grant final approval for Taro's ANDA. Under the agreement, Taro is supplying the product to Agis. An Agis subsidiary, Clay Park Labs, Inc., is distributing the product in the U.S.

    U.S. FDA Filings

    During 2004, Taro filed 10 ANDAs and received approvals for 15 ANDAs and one New Drug Application. Six of the ANDA approvals were for first-to-market generics. Taro currently has 27 filings submitted to the FDA: 26 ANDAs, including two tentative approvals, plus one NDA for a NonSpil(TM)-related product. Fourteen of the filings are for topical products and 13 are for products in oral and other dosage forms. The ANDAs address markets with annual U.S. sales of more than one billion dollars. In addition, Taro has regulatory filings in Canada, Israel and other countries.

    Acquisition of New York Facility

    In February 2005, Taro completed the acquisition of 3 Skyline
Drive, the 124,000 square foot building in which the Company had initially acquired a 32% interest in 2002. The Company is consolidating its New York operations into this laboratory and office building.

    Conference Call

    The Company will conduct a conference call to discuss fourth quarter and year-end results on Thursday, February 24, 2005 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time).
    The call will be available live via the Internet by accessing www.taro.com.
    Online and telephone replays of the call will be available from approximately 1:00 p.m. on February 24th through March 3, 2005. The online replay can be accessed at www.taro.com. The telephone replay can be heard by dialing 888-286-8010 (domestic U.S.) or +617-801-6888 (international) and providing the passcode 77052125 when prompted.
    Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.
    For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "believes" may happen. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general economic conditions, industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, regulatory actions and legislative actions in the countries in which Taro operates, future demand and market size for products under development, marketplace acceptance of new or existing products, either generic or proprietary, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.


                 TARO PHARMACEUTICAL INDUSTRIES LTD.
                 SUMMARY CONSOLIDATED BALANCE SHEETS
                      (US dollars in thousands)

                                             DECEMBER        DECEMBER
                                                31,             31,
                                               2004            2003
                                             ---------       ---------
ASSETS

Current Assets:
Cash and Cash Equivalents                    $  98,630      $ 159,121
Restricted short-term bank deposits              6,598          2,518
Accounts Receivable - Trade                    122,847        120,522
Accounts Receivable - Other and
 prepaid expenses                               16,621         17,046
Inventories                                     86,591         84,486
-------------------------------------        ---------       ---------
Total Current Assets                           331,287        383,693

Long Term Investments                           19,836          2,888
Property, Plant and Equipment, net             241,966        182,306
Deferred Taxes and Other Assets                101,930         47,636
-------------------------------------        ---------       ---------
TOTAL ASSETS                                 $ 695,019      $ 616,523
=====================================        =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-Term Bank Credits                      $  64,961      $  19,124
Current Maturities of Long-Term
 Liabilities                                    16,944         24,420
Accounts Payable and Accrued Expenses           47,796         60,194
-------------------------------------        ---------       ---------
Total Current Liabilities                      129,701        103,738

Long-Term Liabilities                          187,346        156,937
Other Liabilities                                9,159          6,737
-------------------------------------        ---------       ---------
TOTAL LIABILITIES                              326,206        267,412

Minority Interest                                  694          1,711
Shareholders' Equity                           368,119        347,400
-------------------------------------        ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                      $ 695,019      $ 616,523
=====================================        =========       =========


                 TARO PHARMACEUTICAL INDUSTRIES LTD.
              SUMMARY CONSOLIDATED STATEMENTS OF INCOME
           (US dollars in thousands, except per share data)

                           Three Months Ended          Year Ended
                              December 31,             December 31,
                            2004        2003        2004        2003
                          --------    --------   ---------   ---------

SALES                   $  77,668    $  88,621   $ 284,130   $ 315,458
Cost of Sales              35,334       26,561     119,404     102,454
                          --------    --------   ---------   ---------
Gross Profit               42,334       62,060     164,726     213,004
Operating Expenses:
  Selling and
   Administrative          29,036       32,097     123,387      97,718
                          --------    --------   ----------  ---------
  Operating Income
   before Research
   and Development         13,298       29,963      41,339     115,286

  Research and
   Development              9,211       11,062      41,943      40,601
                          --------    --------   ----------  ---------
Operating Income
 (loss)                     4,087       18,901        (604)     74,685
Financial and Other
 Expenses - net               684          561       6,329       1,729
                          --------    --------   ----------  ---------
                            3,403       18,340      (6,933)     72,956
Taxes on Income            (1,340)       1,730     (16,991)     11,475
                          --------    --------   ----------  ---------
                            4,743       16,610      10,058      61,481
Minority Share in
 Profit (Loss) of
 Subsidiary                   (43)          (3)     (1,017)        326
                          --------    --------   ----------  ---------
NET INCOME              $   4,786    $  16,613   $  11,075   $  61,155
                          ========    ========   ==========  =========

Earnings per Ordinary
 Share                  $    0.16    $    0.57   $    0.38   $    2.12
Diluted Earnings per
 Ordinary Share         $    0.16    $    0.56   $    0.37   $    2.06

Weighted Average
 Number of Shares
BASIC EPS              29,146,349   28,934,811  29,057,564  28,872,839
DILUTED EPS            29,618,811   29,817,095  29,657,486  29,674,148


    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Kevin Connelly, 914-345-9000 ext. 6338

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2005


                        Taro Pharmaceutical Industries Ltd.




                        By:  /s/ Kevin Connelly
                           ------------------------------
                          Name:  Kevin Connelly
                          Title: Senior Vice President
                                 Chief Financial Officer